NATIXIS FUNDS TRUST II

July 7, 2008

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-14 of Natixis Funds Trust II (the “Registrant”), on behalf of its series, Delafield Select Fund (the “Fund”) File Nos. 333- ; 811-00242

Ladies and Gentlemen:

On behalf of the Registrant and the Fund, we are filing under the Securities Act of 1933, as amended (the “Act”), a Registration Statement on Form N-14 (the “Registration Statement”), with exhibits. The Registration Statement relates to the proposed acquisition by the Fund of the assets and liabilities of Reich & Tang Concentrated Portfolio, L.P., a Delaware limited partnership.

The Registration Statement is proposed to become effective on August 6, 2008 pursuant to Rule 488 under the Act.

Please direct any comments or questions on the enclosed materials to the undersigned at 617.449.2818.

Very truly yours,

/s/ John DelPrete
John DelPrete Assistant Secretary